ArcelorMittal to strengthen position in Argentina, intends to launch a cash tender offer for 34.7% of the outstanding shares of Acindar

Luxembourg, 2 October 2007 - ArcelorMittal (“ArcelorMittal” or “The Company”), the world’s largest steel company, today announces its intention to launch a cash offer to acquire the 34.7% of outstanding shares in Acindar it does not currently own. The Company currently owns a 65.3% stake in Acindar (BASE: ACIN AR). The offer is designed to help ArcelorMittal strengthen its position in Argentina and reinforce its commitment to enhancing its business in the country.

The transaction is strategically beneficial to Acindar as it will become core to ArcelorMittal´s long products strategy, acting as a platform to grow and seek further opportunities in Latin America.

Commenting, Lakshmi N. Mittal, President and CEO, ArcelorMittal, said:

“Latin America is a very important steel market with great potential for further growth and one which we have identified as a key region for expansion. This tender offer for Acindar underlines our commitment to the region and demonstrates our desire to strengthen our investment in Argentina. We believe that Acindar will benefit from being a wholly-owned subsidiary of ArcelorMittal and from the benefits of the simplified corporate structure that this transaction brings.”

Commenting, Arturo Acevedo, CEO of Acindar, said:

“Being a member of ArcelorMittal, the world’s leading steel company, brings considerable benefits for Acindar which will be further strengthened by this transaction. For example, Acindar is in the process of completing a USD150m capital programme that will raise capacity to 1.7 million tonnes. This transaction will assist Acindar in furthering investment plans and increasing its presence in the Latin American market.”

As part of its commitment to strengthen Acindar and its position in Argentina, ArcelorMittal is transferring the Acindar shares it currently owns through Arcelor Brasil directly under the parent corporate structure of ArcelorMittal. In connection with such corporate reorganization ArcelorMittal has decided to make an equitable offer to the minority shareholders of Acindar. The successful completion of this Offer will accordingly benefit ArcelorMittal and its shareholders.

ArcelorMittal intends to offer Acindar shareholders AR$5.75 in cash, equivalent to USD1.83, as of October 1, 2007, for each Acindar share they hold, representing a 19.5% premium over Acindar’s closing stock price on October 1, 2007, and a 38.3% premium over Acindar’s average closing stock price over the past six months. The 34.7% stake corresponds to 296,973,709 shares of Acindar as of September 30th, 2007 and represents a potential total transaction value of AR$1,708 million, equivalent to USD542 million as of October 1, 2007. It is intended that the transaction would be funded entirely with cash.

The Offer will be made directly to the shareholders of Acindar by ArcelorMittal’s wholly owned subsidiary ArcelorMittal Spain, and, subject to regulatory approval, ArcelorMittal intends to commence the contemplated Offer no later than 4 months as from today.

The Offer will be conditioned upon, among other things, the tender of a majority of the shares not held by ArcelorMittal and its affiliates and a resulting ownership post transaction by ArcelorMittal of at least 90.0% of the outstanding shares of Acindar.

JP Morgan is acting as exclusive arranger and dealer manager and Bruchou, Fernandez Madero & Lombardi is acting as legal advisor to ArcelorMittal in connection with the Offer.

The authorization to carry out this Offer shall be requested to the Argentine Securities Commission, as per applicable regulations, within the next 10 days, and therefore, such authorization has not been granted yet. Consequently, the information included herein is subject to modification and cannot be deemed as final.

Neither ArcelorMittal Spain nor any of its affiliates has commenced the Offer to which this communication relates. The Offer’s final terms and conditions shall be described in the Offer Prospectus, once the required authorizations are obtained, which will be properly informed to the Shareholders.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

About Acindar

Acindar is the largest publicly traded steel company in Argentina. Acindar today is a 65.3%-owned subsidiary of ArcelorMittal. The company has been listed on the Buenos Aires Stock Exchange since 1948.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal including Arcelor. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings by ArcelorMittal and Mittal Steel, as its predecessor, with the Netherlands Authority for the Financial Markets and the U.S. Securities

and Exchange Commission made or to be made by ArcelorMittal or its predecessor, including (in the latter case) on Form 20-F. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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